Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports Second Quarter Results for Fiscal Year 2010

TORONTO, CANADA - January 14, 2010 - Lorus Therapeutics Inc. (the “Company” or “Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and six months ended November 30, 2009. Unless specified otherwise, all amounts are in Canadian dollars.

Q2 2010 HIGHLIGHTS

Corporate Highlights

•	Completed a private placement resulting in the issue of 41.0 million shares, 20.5 million purchase warrants and 2.2 million brokers’ warrants for net proceeds of $2.3 million.

Drug Development Highlights

•
Announced favorable top line Phase II result with LOR-2040 in combination with cytarabine for treatment of patients with AML, which provides the basis for advancement to a comparative trial as a strategy to support registration.

FINANCIAL RESULTS

The Company’s net loss for the three months ended November 30, 2009 decreased to $1.3 million ($0.01 per share) compared to $2.3 million in the same period in the prior year.  The Company had net earnings of $8.5 million ($0.03 per share) for the six months ended November 30, 2009 compared to a net loss of $4.5 million ($0.02 per share) during the same period in the prior year. The year-to-date net earnings is primarily a result of the $11.0 million gain on sale recognized on the repurchase and extinguishment of the Company’s convertible debentures.

We utilized cash of $651 thousand in our operating activities in three-month period ended November 30, 2009 compared with $2.1 million during the same period in fiscal 2009.   For the six months ended November 30, 2009 the Company utilized cash of $1.6 million compared with $4.0 million in the same period last year.  The decrease is primarily a result of a reduced net loss in each of the periods and the change in non-cash working capital primarily as a result of the increased accounts payable and accrued liabilities compared to the prior year.

At November 30, 2009, the Company had cash, cash equivalents and short-term investments of $2.9 million compared to $5.9 million at May 31, 2009.   Approximately $2.3 million of these funds at November 30, 2009 were received on the successful completion of the private placement, discussed below.  On extinguishment of the convertible debentures in June 2009, the Company paid $3.3 million, plus transaction costs.

Research and development expenses totaled $658 thousand in the three-month period ended November 30, 2009 compared to $741 thousand during the same period in the prior year and decreased to $1.2 million from $2.0 million in the six month period ended November 30, 2009 as compared to the same period in fiscal 2009.

The decrease in expenditures during the six month period ended November 30, 2009 compared to the same period in the prior year of $768 thousand is a primarily result of the cost of toxicity studies for small molecule conducted and completed in fiscal 2009.   No similar costs were incurred in the current year.  In addition, we reduced overall research and development costs in response to our current cash position.

General and administrative expenses totaled $743 thousand in the three-month period ended November 30, 2009 compared to $873 thousand in same period in the prior year.  For the six month period ended November 30, 2009, general and administrative expense was $1.3 million compared with $1.7 million in the same period last year.  The decrease in general and administrative costs for the three and six month periods ended November 30, 2009 is the result of reduced personnel and legal costs in comparison with the prior year.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments after the extinguishment of the secured convertible debentures and on completion of the private placement on November 27, 2009 will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company continues to pursue additional funding and partnership opportunities to execute its planned expenditures in the future.

On November 27, 2009, the Company completed a private placement resulting in the issuance of 41.0 million units of the Company at a price of $0.06 per unit (“Unit”).  Each Unit consisted of one common share of the Company and a one-half common share purchase warrant. Each whole warrant permits the holder to purchase an additional common share of Lorus at $0.08 until May 27, 2011.

Pursuant to the private placement, the Company issued 41.0 million common shares and 20.5 million common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for Units. In addition, the Company issued 2.2 million brokers’ warrants to purchase an equivalent number of common shares at $0.08 until May 27, 2011.  The total costs associated with the transaction were approximately $302 thousand including the cost of the brokers’ warrants.

Lorus Therapeutics Inc.
Interim Consolidated Statements of Earnings (Loss) and Deficit (unaudited)

	Three	Three	Six	Six
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian dollars)	Nov. 30, 2009	Nov. 30, 2008	Nov. 30, 2009	Nov. 30, 2008
REVENUE	$79	$39	$128	$42

EXPENSES
Research and development	658	741	1,198	1,966
General and administrative	743	873	1,276	1,667
Stock-based compensation (recovery)	(89)	145	16	236
Depreciation and amortization of fixed assets	22	43	43	86
Operating expenses	1,334	1,802	2,533	3,955
Interest expense	14	201	41	418
Accretion in carrying value of convertible debentures	-	391	80	768
Interest income	(3)	(71)	(14)	(153)
Loss from operation for the period	(1,266)	(2,284)	(2,512)	(4,946)
Gain on repurchase of convertible debentures	-	-	11,006	-
Gain on sale of shares	-	-	-	(450)
Net earnings (loss) and other comprehensive income for the period	(1,266)	(2,284)	8,494	(4,946)
Basic earnings (loss) per common share	$ (0.01)	$(0.01)	$0.03	$ (0.02)
Weighted average number of common shares outstanding used in the calculation of:(1)
Basic earnings (loss) per share	258,812	250,173	262,594	239,290
Diluted earnings (loss) per share	258,812	250,173	260,737	239,290
(1)
During periods of net loss, the calculation of diluted loss per share excludes all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com